UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number: 1-9059

Barrick Gold Corporation

(Registrant’s name)

Brookfield Place, TD Canada Trust Tower, Suite 3700

161 Bay Street, P.O. Box 212

Toronto, Ontario M5J 2S1 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference into the Registration Statements on Form F-3 (File No. 333-206417) filed with the SEC on August 14, 2015 and Form F-10 (File No. 333-216099) filed with the SEC on February 15, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARRICK GOLD CORPORATION

Date: October 26, 2017	By:	/s/ Richie Haddock
		Name:	Richie Haddock
		Title:	Senior Vice-President and General Counsel

EXHIBIT

Exhibit	Description of Exhibit

99.1	Barrick Gold Corporation Third Quarter Report for 2017, including the Comparative Unaudited Financial Statements prepared in accordance with International Financial Reporting Standards and the notes thereto for the three months ended September 30, 2017 and Management’s Discussion and Analysis for the same period.